UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file numbers:
333-38196
A.	Full title of the plan and the address of the plan, if different from that of the issuer name below:
IMATION RETIREMENT INVESTMENT PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
IMATION CORP.
1 Imation Place
Oakdale, Minnesota 55128-3414

IMATION RETIREMENT INVESTMENT PLAN

Note:	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Participants and the Pension and Retirement Committee of Imation Corp.:
In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Imation Retirement Investment Plan (the Plan) as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ PricewaterhouseCoopers LLP
PRICEWATERHOUSECOOPERS LLP
Minneapolis, Minnesota
June 26, 2006

IMATION RETIREMENT INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
	2005	2004
ASSETS
Investments	$356,775,448	$367,752,876
Receivable for securities sold	169,974	118,121

Total assets	356,945,422	367,870,997

LIABILITIES
Liability for securities purchased	260,244	41,458

NET ASSETS AVAILABLE FOR BENEFITS	$356,685,178	$367,829,539

The accompanying notes are an integral part of the financial statements.

IMATION RETIREMENT INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended
December 31, 2005
Contributions:
Participant	$8,821,441
Employer	3,490,783
Rollover	1,495,446

13,807,670

Investment income:
Net appreciation in fair value of investments	19,408,349
Interest income	3,533,736
Dividend income	6,496,371

29,438,456

Deductions:
Benefits paid to participants	(54,154,211)
Administrative expenses	(236,276)

(54,390,487)

Net decrease	(11,144,361)

Net assets available for benefits, beginning of year	367,829,539

Net assets available for benefits, end of year	$356,685,178

The accompanying notes are an integral part of the financial statements.

IMATION RETIREMENT INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
Note 1. Description of Plan
     The following brief description of the Imation Retirement Investment Plan (the Plan) is provided for general information purposes only. Participants and all other users of these financial statements should refer to the Plan document and summary plan description for complete information regarding the Plan’s definitions, benefits, eligibility and other matters.
General
     Imation Corp. (Imation, the Company, we, us or our) became an independent, publicly-held company as of July 1, 1996, when 3M Company (formerly known as Minnesota Mining and Manufacturing Company) (3M) spun-off its data storage and imaging systems businesses (the Distribution). In connection with the Distribution, we established the Plan effective July 1, 1996 for the benefit of our employees. Effective July 1, 1996, the account balances of all of our employees who were formerly employed by 3M and the respective plan assets and liabilities attributable to such account balances were transferred from the 3M Voluntary Investment Plan (VIP Plan) and Employee Stock Ownership Plan (ESOP Plan) to the Plan.
     Effective January 1, 2004, the Plan was amended and restated as a single profit sharing plan consisting of a profit sharing portion and a stock bonus portion. The stock bonus portion of the Plan constitutes an employee stock ownership plan (an ESOP) within the meaning of Section 4975(e)(7) of the Internal Revenue Code (IRC) and is designed to invest primarily in our common stock. Pre-tax salary deferrals and matching contributions are made to the profit sharing portion of the Plan. Our contributions to the Company Match Account (CMA) and Performance Pays Account (PPA) are initially invested in the ESOP (in the stock bonus portion of the Plan).
     The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA) of 1974, as amended. Our active United States salaried and non-union hourly employees are eligible to participate in the Plan.
Contributions
Participant Contributions and Rollovers
     There are four accounts in the Plan that relate to participant contributions and the related earnings thereon: the Retirement Savings Account (RSA), the Thrift Account, the Individual Retirement Account (IRA), and the Rollover Account. The RSA contains the amounts attributable to participants’ pre-tax contributions made under the provisions of the Plan, along with pre-tax contribution amounts attributed to the participants’ RSA accounts which were transferred from the VIP Plan. The Plan allows participants to contribute from 1% to 20% of their annual compensation to the RSA through 401(k) contributions (sometimes referred to as pre-tax salary deferrals), not to exceed Internal Revenue Service (IRS) limits. The Plan also allows participants who are age 50 or older to make catch-up contributions to the RSA of $4,000 in 2005. This limit will increase to $5,000 in 2006. Participants may change the level of their contributions daily. These changes are effective at the beginning of the succeeding payroll period.
     The Thrift Account and the IRA accounts represent participant accounts under the VIP Plan that were transferred into the Plan as of July 1, 1996. The Thrift Account contains the amounts attributable to participants’ after-tax contributions made under the provisions of the VIP Plan. The IRA represents the amounts attributable to participants’ deductible employee contributions made under the provisions of the VIP Plan in effect prior to 1987. No additional contributions may be made to the Thrift Account and IRA under the Plan.
     The Rollover Account contains the amounts transferred to the Plan from the VIP Plan Rollover Account and any rollover contributions participants have elected to rollover to the Plan from former employers’ qualified plans.
Company Contributions
     There are two accounts in the Plan that relate to our contributions and the related earnings thereon: the CMA and the PPA.
     Also, the pre-July 1, 1996 Company Contribution Account (CCA), contains assets attributable to contributions received from 3M under the VIP Plan that were transferred into the Plan as of July 1, 1996. We will not make contributions to the CCA.

     At our discretion, we may contribute to the PPA if certain financial targets are met, with overall contributions not to exceed 2% of all eligible participants’ compensation. If we make contributions to the PPA, these contributions are made using Imation treasury stock and are contributed to the ESOP portion of the Plan. Participants may elect to transfer these contributions out of the Imation Stock Fund and into other Plan investment fund options (other than the 3M Stock Fund) at any time. We did not make PPA contributions under the Plan for the year ended December 31, 2005.
     We make matching contributions each payroll period to eligible participants’ CMA. Our matching contributions are made based on the following formula that is also described in the Plan document and summary plan description: (1) one hundred percent (100%) of a participant’s 401(k) contributions (excluding catch up contributions) for a payroll period that are not more than three percent (3%) of such participant’s eligible earnings for the payroll period, plus (2) twenty-five percent (25%) of the amount of a participant’s 401(k) contributions (excluding catch up contributions) made that payroll period that are between three percent (3%) and six percent (6%) of such participant’s eligible earnings for the payroll period. Our matching contributions are made using Imation treasury stock and are contributed to the ESOP portion of the Plan. Participants may elect to transfer these contributions out of the Imation Stock Fund and into other Plan investment fund options (other than the 3M Stock Fund) at any time. We made matching contributions of $3,490,783 to the Plan during the year ended December 31, 2005.
Vesting
     Participants have a fully vested, non-forfeitable interest in all of their accounts under the Plan at all times.
Benefits Paid to Participants
     Subject to certain federal tax considerations, participants may withdraw funds from the Thrift Account, IRA or Rollover Account at any time. In September 2005, the Plan was amended to allow participants who are still employed with us or our affiliates to receive withdrawals of contributions made to the RSA if they have experienced certain financial hardships (as defined under the Plan). Participants may withdraw funds from the RSA, CMA, PPA or CCA when they reach age 59-1/2, terminate employment or become disabled (as defined in the Plan); participants’ accounts are paid to their Plan beneficiaries upon death. Generally, participants may elect to receive their benefits in the form of a lump sum payment (participants who are disabled may also elect to receive distribution in the form of two or more partial payments and participants who terminate employment after reaching age 55 may also elect to receive distribution in the form of monthly, quarterly, semi-annual or annual installment payments). Participants may elect to receive cash payments for dividends paid on our stock held in their ESOP accounts if they do not want to have such dividends reinvested in their ESOP accounts.
Participant Accounts and Balances
     There are varieties of investment funds available under the Plan, including our stock fund (which is invested primarily in Imation common stock), mutual funds, commingled trust funds and cash equivalents. In addition, the Plan maintains a 3M Stock Fund (from historical rollovers), which is invested primarily in 3M common stock.
Participant Loans
     Participants may borrow against their RSA and Rollover Account balances. An individual participant may not have more than two outstanding loans at any time. The maximum amount of a participant’s loans may not exceed the lesser of the following at any time:
•	50% of the combined value of the participant’s balances in the RSA and Rollover Account; and

•	$50,000 reduced by the excess of the participant’s highest outstanding loan balance during the 12-month period ending on the date of the new loan.
     The minimum loan amount is $500. Loan terms range from one to 60 months at annual interest rates equal to the prime rate plus 1% on the 15th of the calendar month before the month in which the loan is granted. Principal and interest are repaid through regular payroll deductions. Interest rates on outstanding loans at December 31, 2005 ranged from 5.25% to 10.50%. Loans outstanding at December 31, 2005, mature at various dates through December 2010.

Transfers between Plan Investment Fund Options
     Participants are responsible for directing the investment of their Plan Account balances between the Plan’s various investment fund options. Although participants may transfer amounts out of the 3M Stock Fund, they may not transfer any amounts into this investment fund.
Administrative Costs
     For the year ended December 31, 2005, some Plan administrative costs were paid by us and some were paid by the Plan’s trust. We elected to pay all of the internal administrative costs of the Plan. External plan administrative costs, including participant communication expenses, trustee fees, legal fees, auditor fees, recordkeeping fees and investment management expenses, are proportionately paid by the Plan’s trust, unless we pay such costs.
Plan Amendment and Termination
     We may amend the Plan at any time. In addition, although we have not expressed any intent to do so, we may discontinue contributions under the Plan and reserve the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, the net assets of the Plan will be distributed to the participants in accordance with the Plan document.
2. Summary of Significant Accounting Policies
Basis of Accounting
     The financial statements of the Plan have been prepared under the accrual method of accounting.
Valuation of Investments
     Investments of the Plan as of December 31, 2005 and 2004 consist primarily of mutual funds, commingled trust funds, Imation common stock and 3M common stock. The investments in mutual funds and common stock are stated at fair value as determined by quoted market prices. The investments in the commingled trust funds are stated at fair value as determined by the quoted market prices of the underlying investments. The fair value of investments includes accrued investment income. Participant loans are valued at estimated fair values, which consist of outstanding principal and any related accrued interest. Purchases and sales of investments are recorded on a trade date basis.
Investment Income
     Interest is recorded as earned on an accrual basis. Dividends are recorded on the ex-dividend date.
     The Plan presents the net appreciation (depreciation) of the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments, in the Statement of Changes in Net Assets Available for Benefits.
Contributions
     Contributions from participants are recorded in the period we make payroll deductions from Plan participants. The Plan makes matching contributions by allocating shares of Imation common stock to the respective participants’ accounts based on the timing of the respective participant contributions.
Benefits Paid to Participants
     Benefits are recorded when paid.
Use of Estimates
     The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of Net Assets

Available for Benefits at the date of the financial statements and the Changes in Net Assets Available for Benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Risks and Uncertainties
     The Plan provides for various investment fund options, which invest in combinations of stocks, bonds, mutual funds and other investment securities. These investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term. Such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits, and that those changes could be unfavorable.
3. Investments
     The following table presents the value of investments as of December 31, 2005 and 2004, with those individual investments representing 5% or more of the Plan’s net assets separately identified:

	As of December 31,
	2005		2004
Mutual funds:
Fidelity Dividend Growth Fund	$32,377,589	*	$36,151,427	*
Harbor International Fund	26,783,023	*	21,225,191	*
Fidelity Equity Income Fund	26,345,137	*	27,368,385	*
Fidelity Puritan Fund	16,363,599		17,044,666
Undiscovered Managers Behavioral Growth Fund	12,998,858		14,166,897
Fidelity Blue Chip Growth Fund	—		7,206,670
Fidelity Growth Company Fund	8,909,378		—
Sterling Capital Small Cap Value Fund	—		7,720,120
Wells Fargo Small Company Value Fund	6,962,453		—
PIMCO Total Return Fund	4,027,295		2,934,790
Commingled trust funds:
Fidelity Institutional Stable Value Fund	80,121,575	*	85,238,647	*
Fidelity U.S. Equity Index Commingled Pool	48,921,435	*	52,491,837	*
Fidelity Institutional Cash Portfolio	1,397,080		1,024,128
Imation common stock	44,658,930	*	37,328,053	*
3M common stock	39,875,561	*	49,084,429	*
Participant loans receivable	7,033,535		8,767,636

Total investments	$356,775,448		$367,752,876

*	Represents 5% or more of the Plan’s net assets
     The net appreciation in fair value of investments for the year ended December 31, 2005, including investments purchased or sold, as well as those held during the year, was as follows:

Mutual funds	$4,632,597
Commingled trust funds	2,268,147
Common stocks	12,507,605

$19,408,349

4. Tax Status
     The Plan received a favorable determination letter from the IRS, dated August 27, 2005, stating that the form of the Plan satisfies the qualification requirements under Section 401(a) of the IRC and the Plan’s trust is, therefore, generally exempt from federal income taxes under provisions of Section 501(a). The determination letter also states that in form the Plan satisfies the requirements of IRC Section 4975(e)(7).
     Although the Plan has been amended and restated since receiving the determination letter, our Pension and Retirement Committee, the Plan Administrator, believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC and, therefore, is qualified and the related trust is tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
5. Related Party Transactions
     Fidelity Management Trust Company (the Trustee) manages the assets of the Plan and executes transactions therein. The Trustee is authorized, under contract provisions and by ERISA regulations that provide administrative and statutory exemptions, to invest in funds under its control and in our securities. For the year ended December 31, 2005, such purchases and sales were as follows:

	Purchases	Sales
Imation common stock	$6,459,097	$18,177,213
Trustee-controlled funds	86,712,182	104,428,232

SUPPLEMENTAL SCHEDULES
IMATION RETIREMENT INVESTMENT PLAN
SCHEDULE H, PART IV LINE 4(i): SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005

(a)	(b)	(c)	(d)	(e)
		Description of Investment, Including
	Identity of Issue, Borrower, Lessor,	Maturity Date, Rate of Interest,
	or Similar Party	Collateral, Par or Maturity Value	Cost**	Current Value
	Mutual funds
*	Fidelity Dividend Growth Fund	Mutual fund, 1,124,612 units		$32,377,589
	Harbor International Fund	Mutual fund, 543,046 units		26,783,023
*	Fidelity Equity Income Fund	Mutual fund, 499,150 units		26,345,137
*	Fidelity Puritan Fund	Mutual fund, 873,657 units		16,363,599
	Undiscovered Managers Behavioral Growth Fund	Mutual fund, 561,991 units		12,998,858
*	Fidelity Growth Company Fund	Mutual fund, 140,109 units		8,909,378
	Wells Fargo Small Company Value Fund	Mutual fund, 464,783 units		6,962,453
	PIMCO Total Return Fund	Mutual fund, 383,552 units		4,027,295

	Commingled trust funds
*	Fidelity Institutional Stable Value Fund	Common collective trust, 80,121,575 units		80,121,575
*	Fidelity U.S. Equity Index Commingled Pool	Common collective trust, 1,246,723 units		48,921,435

	Money market fund
*	Fidelity Institutional Cash Portfolio	Money market fund		1,397,080

	Common stocks
*	Imation Corp.	Common stock, 969,371 shares		44,658,930
	3M Company	Common stock, 514,523 shares		39,875,561

	Participant loans
*	Participant loans receivable	Interest rates of 5.25% to 10.50%, maturing at various dates through December 2010		7,033,535

				$356,775,448

*	Denotes party-in-interest

**	The information in column (d) is excluded due to nonapplicability because the investments are participant-directed.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

IMATION RETIREMENT INVESTMENT PLAN
Date: June 26, 2006	By:	/s/ Paul R. Zeller
Paul R. Zeller
Vice President and Chief Financial Officer and Member of the Pension and Retirement Committee

IMATION RETIREMENT INVESTMENT PLAN
EXHIBITS
The following documents are filed as exhibits to this Report:

Exhibit No.	Document
23	Consent of Independent Registered Public Accounting Firm